SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Everlast Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $.002

(Title of Class of Securities)

300355104

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

358,383

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

358,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

358,383

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

48,507

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

48,507

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

48,507

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

173,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

173,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

173,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

580,524

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

580,524

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

580,524

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

580,524

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

580,524

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

580,524

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.002 par value (the “Common Stock”), of Everlast Worldwide, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of July 25, 2007 and amends and supplements the Schedule 13D originally filed on May 18, 2007, as amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Burlingame Equity Investors, LP, a Delaware limited partnership (“Onshore Fund”).
•	Burlingame Equity Investors II, LP, a Delaware limited partnership (“Onshore Fund II”).
•	Burlingame Equity Investors (Offshore) Ltd., a Cayman Islands exempted company (“Offshore Fund”).
•	Burlingame Asset Management, LLC, a Delaware limited liability company (“BAM”).
•	Blair E. Sanford, a citizen of the United States (“Mr. Sanford”).
ITEM 4.	Purpose of Transaction.

The below supplements the information in Item 4 of the Schedule 13D previously filed by the Reporting Persons:

On July 25, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer, asking for a complete, detailed and convincing explanation as to why the Issuer determined that the Agreement and Plan of Merger, dated as of June 28, 2007, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 29, 2007, among Brands Holdings Limited, EWI Acquisition, Inc., a wholly owned subsidiary of Brands Holdings Limited, and the Issuer is a superior offer for the Issuer’s shareholders than the Agreement and Plan of Merger, dated as of June 1, 2007, by and among the Issuer, Hidary Group Acquisitions, LLC, and Hidary Group Acquisitions, Inc., (the “Hidary Merger Agreement”). The Reporting Persons do not believe, in their opinion, that the Issuer has provided a satisfactory explanation as of the date hereof to its shareholders.

The information set forth in this paragraph is qualified in its entirety by reference to the Letter, which is attached hereto as Exhibit G and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own:
	(i)	The Onshore Fund owns 358,383 shares of Common Stock representing 8.8% of all of the outstanding shares of Common Stock.
	(ii)	The Onshore Fund II owns 48,507 shares of Common Stock representing 1.2% of all of the outstanding shares of Common Stock.

(iii) The Offshore Fund owns 173,634 shares of Common Stock representing 4.3% of all of the outstanding shares of Common Stock.
(iv)

BAM may be deemed to be the beneficial owner of the 580,524 shares of Common Stock held by the Onshore Fund, Onshore Fund II and the Offshore Fund representing 14.3% of all the outstanding shares of Common Stock.

(v) Mr. Sanford may be deemed to be the beneficial owner of the 580,524 shares of Common Stock beneficially owned by BAM representing 14.3% of all the outstanding shares of Common Stock.
(vi) Collectively, the Reporting Persons beneficially own 580,524 shares of Common Stock representing 14.3% of all of the outstanding shares of Common Stock.
(b) The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 358,383 shares of Common Stock held by the Onshore Fund.
The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 48,507 shares of Common Stock held by the Onshore Fund II.
The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 173,634 shares of Common Stock held by the Offshore Fund.
The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 358,383 shares of Common Stock held by the Onshore Fund.
The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 48,507 shares of Common Stock held by the Onshore Fund II.
The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 173,634 shares of Common Stock held by the Offshore Fund.
(c) No transactions were effected by any of the Reporting Persons during the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A	–	Directors and Executive Officers of the Offshore Fund (previously filed)
Exhibit B	–	Joint Filing Agreement (previously filed)
Exhibit C	–	Interim Investors Agreement (previously filed)
Exhibit D	–	Voting Agreement (previously filed)
Exhibit E	–	Contribution Agreement (previously filed)
Exhibit F	–	Limited Guarantee (previously filed)
Exhibit G	–	Letter to Board of Directors of Issuer dated July 25, 2007

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	July 25, 2007

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME ASSET MANAGEMENT, LLC

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
Blair E. Sanford

EXHIBIT G

[BURLINGAME LETTERHEAD]

July 25, 2007

By Hand and FedEx

Board of Directors of Everlast Worldwide Inc.

1350 Broadway, Suite 2300

New York, New York 10018

Dear Sirs:

We, Burlingame Equity Investors, LP, Burlingame Equity Investors II, LP, and Burlingame Equity Investors (Offshore) Ltd., collectively own 14.3% of Everlast common shares. As your largest independent stockholder, we feel compelled to voice our concern over how the board has handled the proposed sale of the Company.

Gentlemen, you have only one fiduciary duty now that you have decided to sell the Company--to maximize value for all Everlast stockholders. Based on the publicly available information about your negotiations with Brands Holdings and the Hidary Group, we are unconvinced that you have discharged that duty.

Brands Holdings’ offer stands at $33 per share in cash while Hidary Group’s last offer was $31.25 in cash with an option for shareholders to roll over up to 50% of their interest into the surviving private entity. We believe that the Hidary Group offer may still be superior. In our view, the roll over option gives stockholders the ability to participate in the future successes of Everlast, while also deferring taxes on up to half of their gains. The tax deferral alone probably makes the Hidary proposal superior to stockholders; let alone what value they could ultimately receive by rolling over up to half their interests into the surviving private company.

Frankly, we are confused by your public disclosure to date about your reasons for finding the Brands Holdings deal superior.

As just one example, in the “Reasons for the Transactions” section of the preliminary proxy statement filed with the S.E.C. effective on July 11, 2007 (“Current Proxy”), you emphasize that the Brands Holdings merger is “all cash”, thus providing “stockholders certainty of value for their shares”. But as we understand it, the Hidary Group offer also allows any stockholder to get all cash, thus providing the same “certainty”, while giving stockholders who so elect the tax benefits of rolling over up to 50% of their holdings into the surviving private entity. How can this be a basis for deeming the Brands Holdings transaction superior? Isn’t it in fact more accurate to say that both offers provide the same “certainty” to stockholders who want cash, while the Hidary Group offer provides greater flexibility to stockholders who wish to maintain some investment in the post-merger Everlast and/or to realize those tax benefits?

We believe all Everlast stockholders deserve a complete, detailed, convincing explanation as to why the Brands Holdings offer was and is superior, why you terminated discussions with the Hidary Group when you did instead of continuing talks, and how you maximized value for all stockholders. In our opinion you have not provided that explanation. We call upon you to do so without delay.

Never forget that your stockholders, not management, own Everlast. You were elected to serve those stockholders and their interests. Delaware law requires you to maximize value for those stockholders now that you have decided to sell the Company. Please prove to all stockholders that you have already done that. Alternatively, tell your stockholders what steps you plan to take to maximize value before it is too late.

We reserve all our rights with respect to the proposed transaction with Brands Holdings, including our right to vote against it.

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:	/s/ Blair E. Sanford
Blair E. Sanford, Managing Director